3/18/2002


02007245

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
FEB 27 2002

SEC FILE NUMBER
8-45675

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FAR HILLS GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1114 Avenue of the Americas, 30th Floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Novello — 212-840-7779
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name — *if individual, state last, first, middle name)*

787 Seventh Avenue	New York	New York	10019
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AF
3/18/2002

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

Peter J. Novello, swear (or affirm) that, to the st of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Far Hills Group, LLC, as of ecember 31, 2001, 19_____, are true and correct. I further swear (or affirm) that neither the company r any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of customer, except as follows:

Nelida Salgado
Notary Public, State of New York
Registration #01SA6040384
Qualified In New York County
My Commission Expires Apr. 24, 2002



Signature

Managing Member
Title



Notary Public

his report** contains (check all applicable boxes):

] (a) Facing page.
] (b) Statement of Financial Condition.
] (c) Statement of Income XXXXX
] (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash Flow
] (e) Statement of Changes in XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. Member's Capital
] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
] (g) Computation of Net Capital
] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
] (l) An Oath or Affirmation.
] (m) A copy of the SIPC Supplemental Report.
] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(o) Supplement Report of Independant Auditors on Internal Control Required by SEC RULE 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Far Hills Group, LLC

Statement of Financial Condition

December 31, 2001

Contents

Ernst & Young

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Members of
Far Hills Group, LLC

We have audited the accompanying statement of financial condition of Far Hills Group, LLC (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Far Hills Group, LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 12, 2002

Far Hills Group, LLC

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 538,148
Accounts receivable from customers	3,750,230
Fixed assets (net of accumulated depreciation and amortization of $196,381)	150,189
Security deposit	122,777
Other assets	8,073
Total assets	$ 4,569,417
Liabilities and members' capital	
Liabilities:	
Compensation payable	$ 1,390,680
Tax liability	87,297
Pension plan payable	23,763
Accounts payable and accrued expenses	21,000
Total liabilities	1,522,740
Members' capital	3,046,677
Total liabilities and members' capital	$ 4,569,417

See accompanying notes to statement of financial condition.

Far Hills Group, LLC

Notes to Statement of Financial Condition

December 31, 2001

1. Organization

Far Hills Group, LLC (the "Company") is a limited liability company organized in the state of Delaware. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company introduces investors to various investment partnerships, non-U.S. funds and managed accounts. The managers of such investment vehicles usually pay the Company a contracted percentage of their commitments, management fees and/or performance incentive allocations, as received or allocated, for as long as such managers receive fees or allocations from contracted investors. Under certain circumstances, there are minimum retainer fee provisions where certain customers agree to pay the Company an annual retainer fee.

2. Summary of Significant Accounting Policies

Cash equivalents consist primarily of highly liquid money market funds.

As of December 31, 2001, the Company believes all outstanding receivables are collectible.

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

Leasehold improvements are amortized over the shorter of the lease term or the life of the improvements of five years.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. The most significant estimate relates to accounts receivable from customers at December 31, 2001. Actual results could differ from those estimates.

3. Pension and Profit Sharing Plans

The Company has a defined contribution money purchase plan and trust and a defined contribution profit sharing plan and trust to provide retirement benefits to all eligible employees. Eligible employees are defined as those employees who have been with the Company for one year of service, are over the age of 21 and have been credited with 1,000 Hours of Service, as defined. Contributions of 3.75% of compensation, as defined, are required for the money purchase plan. Contributions to the profit sharing plan are discretionary and are determined by the trustee. As of December 31, 2001, there was a contribution payable to the money purchase plan of $23,763. During the year ended December 31, 2001, there was no contribution to the profit sharing plan.

4. Net Capital Requirements

As a member of the NASD, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, and requires that aggregate indebtedness, as defined, may not exceed 1500% of net capital, as defined. The Company computes its net capital under the aggregate indebtedness method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2001, the Company's aggregate indebtedness to net capital ratio was 5.21 to 1 and its net capital was $274,356, which was $179,077 in excess of required net capital. Capital withdrawals are subject to certain notification and other provisions of Rule 15c 3-1.

5. Commitments

The Company is obligated under an operating lease for its office premises, which expires on July 31, 2003. Future minimum lease payments under the non-cancelable operating lease as of December 31, 2001 are as follows:

	Amount
Year ending December 31:	
2002	$ 245,534
2003	143,240

STATEMENT OF FINANCIAL CONDITION

Far Hills Group, LLC

December 31, 2001
With Report of Independent Auditors